DJSP ENTERPRISES, INC.
900 South Pine Island Road, Suite 400
Plantation, Florida 33324

June 23, 2010

Barbara C. Jacobs, Esq.
Unites States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	DJSP ENTERPRISES, INC. (the “Company”) Form F-1/A (the “Registration Statement”) Filed June 18, 2010 File Number 333-164907

Dear Ms. Jacobs:

The Company hereby respectfully withdraws it acceleration request dated June 21, 2010.

Very truly yours, DJSP ENTERPRISES, INC.

By:	/s/ Kumar Gursahaney
Name: Kumar Gursahaney
Title: Executive Vice President